Exhibit 99.1

FUNTALK CHINA HOLDINGS LIMITED ANNOUNCES RECEIPT OF “GOING PRIVATE” PROPOSAL

BEIJING, China, March 25, 2011 -- Funtalk China Holdings Limited (the “Company” or “Funtalk”) (Nasdaq: FTLK), a leading China-based retailer and wholesale distributor of wireless communications devices, accessories and content, announced today that its Board of Directors has received a preliminary non-binding proposal letter dated March 25, 2011 from ARCH Digital Holdings Ltd. (“ARCH”), Capital Ally Investments Limited (“Capital Ally”), GM Investment Company Limited (“GM”), Sinowill Holding Limited (“Sinowill”), which is controlled by the Chairman of its Board of Directors, Mr. Kuo Zhang, Huge Harvest Enterprises Limited (“Harvest”), which is wholly owned and controlled by the Chief Executive Officer of the Company, Mr. Dongping Fei, Kingstate Group Limited (“Kingstate”), which is wholly owned and controlled by Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company, and Trend Focus Limited, which is wholly owned and controlled by its senior vice president of corporate investor relations, Mr. Francis Kwok Cheong Wan (“Trend Focus”, together with ARCH, Capital Ally, GM, Sinowill, Harvest and Kingstate, the “Consortium Members”), to acquire all of the outstanding ordinary shares of the Company not already owned by the Consortium Members in a “going-private” transaction (the “Transaction”) for $7.10 per ordinary share in cash, subject to certain conditions, including, among other things, successful completion of due diligence to the satisfaction of the Consortium Members.  The Consortium Members currently own, in the aggregate, 46,458,314 ordinary shares, or approximately 77.13% of the outstanding shares of the Company (excluding outstanding warrants and options of the Company).

According to the proposal letter, the Consortium Members will form an acquisition vehicle for the purpose of pursuing the Transaction, and the Transaction is intended to be financed with a combination of debt and equity capital.  The proposal letter states that the Consortium Members are in discussions with several investment funds which have expressed serious interest in providing financing to the Consortium Members, and the Consortium Members expect that commitments for the required debt and equity financing, subject to terms and conditions set forth therein, will be in place by the time the definitive documentation for the Transaction is signed.   A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s Board of Directors, except Mr. Kuo Zhang and Mr. Dongping Fei, is reviewing the proposal and the Board of Directors cautions the Company’s shareholders and others considering trading in securities that no decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores, and has an internet retailing platform.

 Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

ICR, Inc.
Bill Zima
Tel: +86-10-6583-7511
Or: +1-203-682-8233
Email:bill.zima@icrinc.com

Funtalk China Holdings Ltd. (China)
Riva Zhang
Investor Relations Manager
Tel:   +86-10-5709-1192
Email: ir@funtalk.cn

Exhibit A

March 25, 2011

The Board of Directors
Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020

Dear Sirs and Madams:

We, ARCH Digital Holdings Ltd. (“ARCH”), Capital Ally Investments Limited (“Capital Ally”), GM Investment Company Limited (“GM”), Sinowill Holding Limited (“Sinowill”), which is controlled by Mr. Kuo Zhang, chairman of the board of directors of Funtalk China Holdings Limited (the “Company”), Huge Harvest Enterprises Limited (“Harvest”), which is wholly owned and controlled by Mr. Dongping Fei, chief executive officer of the Company, Kingstate Group Limited (“Kingstate”), which is wholly owned and controlled by Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company, and Trend Focus Limited, which is wholly owned and controlled by Mr. Francis Kwok Cheong Wan, senior vice president of corporate investor relations of the Company (“Trend Focus”, together with ARCH, Capital Ally, GM, Sinowill, Harvest and Kingstate, the “Consortium Members”), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by the Consortium Members in a “going-private” transaction (the “Transaction”).

We are very interested in the Company and are prepared to make a proposal that will be attractive to the Company’s public shareholders, subject to the terms and conditions set forth below.

1.	Consortium Members

The Consortium Members have entered into a consortium agreement, dated March 25, 2011 (the “Consortium Agreement”), pursuant to which the Consortium Members would form an acquisition vehicle for the purpose of pursuing the proposed Transaction on an exclusive basis for the next twelve months.

The Consortium Agreement also obligates the Consortium Members to (i) vote for the proposed Transaction and not take any action inconsistent with it and (ii) not transfer any of their respective shares in the Company.  The Consortium Members currently own, in the aggregate, 46,458,314 ordinary shares, or approximately 77.13% of the outstanding shares of the Company (excluding outstanding warrants and options of the Company).

2.	Offer Price

We are prepared to acquire all of the outstanding shares of the Company not already owned by the Consortium Members at a price per ordinary share of $7.10 in cash (the “Offer”).  Although this proposed Transaction does not represent a change of control, this Offer represents a premium of 34.0% to the average closing price of the Company’s shares during the last 30 trading days.  We believe that this price is highly attractive and is in the best interest of the Company and its public shareholders and would be welcomed by them.  We believe that this Offer presents a compelling opportunity for public shareholders to participate in a premium-priced liquidity event given the limited liquidity of the Company’s shares.

3.	Process

Given Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan’s involvement in the proposed Transaction, we expect that the Company’s Board of Directors would establish a special committee of independent directors to consider the proposed Transaction (the “Special Committee”). We also expect the Special Committee to retain independent advisors, including an independent financial advisor, to assist it in its work.

In considering our offer, you should be aware that we are interested only in acquiring the outstanding shares of the Company not already owned by the Consortium Members, and that we do not intend to sell our respective stakes in the Company to a third party.

4.	Due Diligence

We are ready to move expeditiously to complete the proposed Transaction as soon as practicable.  We have engaged Citigroup Global Markets Asia Limited (“Citi”) as our financial advisor and Cleary Gottlieb Steen & Hamilton LLP and Conyers Dill & Pearman as our legal counsel and believe that, with the full cooperation of the Company, we can complete our due diligence investigation, which would include, but not limited to, business, legal, accounting and tax due diligence typical for a transaction of this nature, within approximately four weeks of the date that we gain access to the necessary documentation and personnel. We would expect to be granted full access to the Company’s management as well as brief meetings with the Company’s key suppliers and customers.

5.	Financing

We intend to finance the proposed Transaction with a combination of debt and equity capital.  We are in discussions with several investment funds which have expressed serious interest in providing financing to the Consortium Members.  We are confident that commitments for the required debt and equity financing, subject to terms and conditions set forth therein, will be in place by the time the definitive documentation for the proposed Transaction is executed.

6.	Required Approvals

We have already received all requisite internal approvals to submit this proposal.

7.	Definitive Documentation

Assuming our satisfaction with the results of our due diligence investigation, we would concurrently negotiate definitive documentation for the proposed Transaction.  We would expect that such documentation would contain terms customary for transactions of similar size and nature, including customary representations and warranties, covenants, termination provisions and closing conditions. We would also expect that such documentation would include customary deal protection procedures and provisions, including a no-solicitation covenant.

8.	Confidentiality

The Consortium Members will, as required by law, promptly file amendments to their respective Schedule 13Ds to disclose their participation in this proposal and the Consortium Agreement. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed definitive documents or terminated our discussions. Any written news releases by the Company or us pertaining to the proposed Transaction shall be reviewed and approved by the Company and us prior to their release, subject to any requirements of law.

*           *           *

In closing, we would like to express our commitment to working together to bring this proposed Transaction to a successful and timely conclusion.  We are available at any time to discuss the terms of our proposal or to respond to any questions that may arise.  If you would like to discuss any of the matters outlined above further, please contact Allan Liu of ARCH at +852 9160 7082, Kuo Zhang of Sinowill at + 86 1390116562 or Colin Banfield of Citi at +852 2501 2006.   We look forward to hearing from you.

This letter represents only a preliminary non-binding proposal by us to engage in the proposed Transaction on the terms and subject to the conditions set forth above.  Our proposal is expressly subject to the satisfactory negotiation and execution of appropriate definitive documentation and the other matters referred to herein.  This letter does not constitute a binding commitment and any such binding commitment only will be set forth in the definitive documentation (and no oral agreements will be deemed to exist).  Either the Consortium Members, on the one hand, or the Company, on the other hand, may at any time prior to the execution of definitive documentation decide not to pursue the proposed Transaction.  We consider this letter and the matters set forth herein confidential and expect the Company to treat them as such and not to disclose them to any third party without our prior written consent unless otherwise required by law.

Sincerely,

By:	/s/ Rachel Chiang
For and on behalf of
ARCH Digital Holdings Ltd.

By:	/s/ Kuo Zhang
For and on behalf of
Capital Ally Limited

By:	/s/ Kam Yuen
For and on behalf of
GM Investment Company Limited

By:	/s/ Kuo Zhang
For and on behalf of
Sinowill Holding Limited

By:	/s/ Dongping Fei
For and on behalf of
Huge Harvest Enterprises Limited

By:	/s/ Hengyang Zhou
For and on behalf of
Kingstate Group Limited

By:	/s/ Francis Kwok Cheong Wan
For and on behalf of
Trend Focus Limited